Exhibit 99.2

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM;
	NYSE Amex: SVM	August 13, 2009

SILVERCORP REPORTS NET INCOME OF $7.5 MILLION ($0.05 EPS) ON RECORD SILVER SALES IN FIRST QUARTER

VANCOUVER, British Columbia – August 13, 2009 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) reports its unaudited financial and operating results for the first quarter ended June 30, 2009. The financial results are expressed in US dollars (US$) unless stated otherwise.

FIRST QUARTER HIGHLIGHTS

●

Net earnings of $7.5 million or $0.05 per share, compared to $1.2 million or $0.01 per share last quarter and $11.6 million or $0.08 per share in the same quarter last year;

●

Produced a record 1.2 million ounces of silver and 16.0 million pounds of lead, representing 6% and 11% increases, compared to 1.1 million ounces of silver and 14.4 million pounds of lead produced , respectively, in the same quarter last year;

●

The total production cost was negative $4.29 per ounce of silver and the cash cost was negative $5.09 per ounce of silver, making Silvercorp an industry leading low-cost producer;

●

Generated $10.4 million cash from operating activities or $0.06 per share;

●

Total cash, cash equivalents and short term investments increased by $10.3 million to $75.7 million;

●

Silver head grade at the Ying Mine was 488 g/t, up 23% compared to the same quarter last year; and

●

Completed a NI 43-101 mineral resource update from the GC project in Guangdong Province, China, increasing Measured and Indicated mineral resources by 250% to 28.5 million ounces of silver.

FINANCIALS

Silvercorp produced 6% more silver and 11% more lead in this quarter, compared to the same quarter last year. Sales revenue for this quarter was $22.6 million compared to $30.9 million in the same quarter last year.  This 26.8% reduction was the result of substantially lower net smelter return (NSR) prices (quoted market metal prices less smelter charges and value added tax) for silver and base metals.  Cost of sales for this quarter was $5.9 million, representing a 37.9% reduction compared to the same quarter last year despite the increase in the quantities of silver and lead produced.  The cost reduction is a reflection of improved operations and cost controls.  Even with lower NSR prices, gross profit margin this quarter improved to 74% from 69% in the same quarter last year.  The consolidated net income for the first quarter was $7.5 million or $0.05 per share, representing a decrease of 35.4% compared to $11.6 million or $0.08 per share in the same quarter last year.

Cash and cash equivalents plus short-term investments increased by $10.3 million to $75.7 million (March 31, 2009 - $65.4 million).  The 15.7% increase is mainly due to $10.4 million cash generated by operating activities and a $2.9 million line of credit drawn, offset by $3.0 million of capital expenditures and $2.8 million of cash dividend payments.

OPERATIONS

Silvercorp mined 103,923 tonnes of ore during the first quarter, 32,021 tonnes less than the same quarter last year, as operations at the TLP, LM and HPG mines were only partially resumed following the suspension of operations at the end of 2008.

During the quarter, mining production was primarily from the Ying Mine.  Ores mined from the Ying Mine were 86,248 tonnes, 7% higher than the same quarter last year, with silver head grades improving to 488 g/t from 396 g/t in the prior year period.  Cash cost per ounce of silver for the first quarter was negative $5.00, compared with negative $7.42 per ounce of silver in the same quarter last year, but an improvement from the prior quarter of negative $3.62 per ounce. The improvement in cash cost per ounce of silver was mainly driven by higher realized by-products prices.

The operating results for the past five quarters at the Ying Mine are summarized as follows:

	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
	30-Jun-09	31-Mar-09	31-Dec-08	30-Sep-08	30-Jun-08
Ores Mined (tonne)
Direct Smelting Ores (tonne)	3,773	2,610	3,114	2,387	3,071
Ores to be milled (tonne)	82,475	55,232	77,968	71,456	77,567
	86,248	57,842	81,082	73,843	80,638
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	3,773	2,726	3,114	2,387	3,071
Ores Milled (tonne)	77,330	60,167	70,854	69,493	74,691
	81,103	62,893	73,968	71,880	77,762
Head Grades of Run of Mine Ores
Silver (gram/tonne)	488.1	486.7	420.2	331.2	396.0
Lead (%)	9.1	9.1	7.7	6.0	6.7
Zinc (%)	3.1	3.1	2.6	2.5	3.3
Recovery Rate of the Run of Mine Ores
Silver (%)	93.3	93.1	92.9	91.3	90.7
Lead (%)	96.5	97.2	96.7	95.6	95.9
Zinc (%)	76.3	69.4	78.1	68.2	72.0
Cash Mining cost ($ per tonne)	42.27	45.44	45.10	55.71	55.61
Total Mining cost ($ per tonne)	52.70	58.71	61.60	72.86	69.44
Cash Milling cost ($ per tonne)	10.84	10.57	10.32	11.24	10.80
Total Milling cost ($ per tonne)	11.74	11.76	11.24	12.24	11.75
Production Cost per Ounce of Silver, adjusted for by-product credits	(4.19)	(3.24)	0.18	(3.44)	(7.28)
Cash Cost per Ounce of Silver, adjusted for by-product credits	(5.00)	(3.62)	(1.39)	(5.14)	(7.42)

NSR PRICES

The NSR prices for the past five quarters are as follows:

	For the quarter ended
	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008
Silver (US$/oz)	9.89	8.68	7.34	11.99	13.93
Gold (US$/oz)	573	648	449	621	661
Lead (US$/lb)	0.56	0.52	0.41	0.81	0.89
Zinc (US$/lb)	0.46	0.37	0.28	0.41	0.55

In the quarter, the NSR prices for silver, lead and zinc all increased as a result of improved quoted metal prices and reduced smelter chargers.  In particular, the NSR prices of silver and lead improved to 85% of quoted metal prices (net of value added tax) from 80% in the previous quarter.

OUTLOOK

The Company’s production outlook for fiscal 2010 is 410,000 tonnes, of which 260,000 tonnes will be mined from the Ying mine; 100,000 tonnes from TLP; 30,000 tonnes from HPG; and 20,000 tonnes from LM.  Silver production is expected to be around 4.65 to 5.05 million ounces in fiscal 2010.  Capital expenditures are budgeted at $16 million for the Ying camp, of which $11 million are for exploration drilling at the Ying mine and $5 million are for exploration drilling and mine development at the TLP, LM and HPG mines.

At the Ying camp, the Company is carrying out a regional IP geophysical program, aiming to define drill targets outside the current mining areas.

At the GC project in Guangdong Province, China, the Company has made the following progress in applying for a mining permit and advancing the project towards production:

●

An Environmental Assessment Report was completed in March 2009 and has passed a review by an expert panel appointed by the Environmental Protection Bureau of Guangdong Province and by the local community.  The panel has recommended that the Environmental Protection Bureau approve the GC project mining development.  Pending receipt of the final approval from the Environmental Protection Bureau, a mining permit application can be submitted to the Ministry of Land and Resources of China in Beijing.

●

In June 2009, the Company completed a NI 43-101 technical report update for the GC Ag-Pb-Zn project. Using a 150 g/t silver equivalent cutoff grade, the GC deposit contains 28.5 million ounces of silver, 96,000 tonnes of lead, and 214,000 tonnes of zinc in the Measured and Indicated categories and 30.8 million ounces of silver, 115,000 tonnes of lead and 213,000 tonnes of  zinc in the Inferred category.

●

The Company has engaged a Chinese engineering firm with Class A qualifications in mine and mill designs to provide a full mine and mill design for the GC project. This will be equivalent to a feasibility study in Canada.

●

The Company has budgeted approximately $4 million for the GC project in fiscal 2010 for exploration reports, mine and mill designs, and for permitting. This brings the Company’s overall capital expenditures budget for fiscal 2010 to $20 million.

Silvercorp continues to pursue future growth opportunities by carrying out an aggressive exploration program within the existing exploration and mining permit areas as well as acquiring projects in China and other jurisdictions.

CONFERENCE CALL AND WEBCAST INFORMATION

A conference call and live audio webcast to discuss these results have been scheduled as follows:

Date:

Friday, August 14, 2009

Time:

7:00 am PT (10:00 am ET)

Dial-In Number:

1-612-332-0530

Live audio webcast:

www.silvercorp.ca (click on the link on the home page)

Playback webcast can be accessed at: www.silvercorp.ca

About Silvercorp Metals Inc.

Silvercorp Metals Inc., China’s largest primary silver producer, is engaged in the acquisition, exploration and development of silver related mineral properties located in the People's Republic of China ("China"). Silvercorp Metals Inc. is operating and developing four Silver-Lead-Zinc mines at the highly profitable Ying Mining Camp, Henan Province, China.  Silvercorp is also applying for a mining permit at its 95% owned, GC&SMT property to profitably mine and produce silver, lead and zinc in Guangdong Province, China.  The Company’s common shares are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Statements in this press release other than purely historical factual information, including statements relating to mineral resources and reserves, or the Company’s future plans and objectives, or expected production levels, exploration, head grades, recovery rates, cash flows, acquisitions, and capital expenditures constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability.  There can be no assurance that such forward-looking statements, including those in the outlook section, will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.

SILVERCORP METALS INC.

Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars, except for share and per share figures)

	June 30, 2009	March 31, 2009
ASSETS

Current Assets
Cash and cash equivalents	$53,744	$41,470
Short term investments	21,933	23,962
Restricted cash	-	732
Accounts receivable, prepaids and deposits	2,285	2,933
Inventories	2,550	1,529
Current portion of future income tax assets	-	143
Amounts due from related parties	246	249
	80,758	71,018

Long term prepaids	1,390	1,058
Long term investments	12,562	12,186
Restricted cash	298	293
Property, plant and equipment	29,224	29,072
Mineral rights and properties	96,554	89,413
Future income tax assets	2,485	2,162
	$223,271	$205,202

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$9,122	$8,533
Deposits received	2,577	1,290
Bank loan and notes payable	2,928	658
Dividends payable	2,780	2,564
Income tax payable	642	3,041
Amounts due to related parties	7,336	7,353
	25,385	23,439

Future income tax liabilities	19,681	19,678
Asset retirement obligations	2,061	2,029
	47,127	45,146

Non-controlling interests	10,628	7,610

SHAREHOLDERS' EQUITY

Share capital	135,604	135,604
Contributed surplus	4,155	3,764
Reserves	31,893	31,893
Accumulated other comprehensive loss	(2,205)	(10,167)
Deficit	(3,931)	(8,648)
	165,516	152,446

	$223,271	$205,202

Approved on behalf of the Board:

(Signed) Robert Gayton
Director

(Signed) Rui Feng
Director

SILVERCORP METALS INC.

Unaudited Consolidated Statement of Operations

(Expressed in thousands of U.S. dollars, except for share and per share figures)

	Three months ended June 30,

	2009	2008

Sales	$22,571	$30,859

Cost of sales	4,972	7,939
Amortization and depletion	929	1,568
	5,901	9,507

Gross profit	16,670	21,352

Expenses
Accretion of asset retirement obligations	30	19
Amortization	202	293
Foreign exchange loss (gain)	(1,516)	120
General exploration and property investigation expenses	2,307	479
Impairment charges and bad debt	777	-
Investor relations	71	95
General and administrative	2,725	2,948
Professional fees	575	290
	5,171	4,244
	11,499	17,108
Other income and expenses
Equity loss in investment	(82)	(205)
Loss on disposal of property, plant and equipment	(256)	(9)
Interest income	238	777
Other income	160	29
	60	592

Income before income taxes and non-controlling interests	11,559	17,700

Income tax expense (recovery)
Current	1,578	2,040
Future	(186)	(153)
	1,392	1,887

Income before non-controlling interests	10,167	15,813

Non-controlling interests	(2,680)	(4,212)

Net income	$7,487	$11,601

Basic earnings per share	$0.05	$0.08
Diluted earnings per share	$0.05	$0.08
Weighted Average Number of Shares Outstanding - Basic	161,587,001	151,655,320
Weighted Average Number of Shares Outstanding - Diluted	162,915,490	153,178,476

SILVERCORP METALS INC.

Unaudited Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

	Three months ended June 30,
	2009	2008

Net income	$7,487	$11,601
Other comprehensive income (loss), net of taxes:
Unrealized loss on available for sale securities	-	(69)
Reclassification adjustments of unrealized loss due to impairment of available-for-sale securities	195	-
Unrealized exchange gain (loss) on translation of self-sustaining foreign operations	(7,151)	1,826
Unrealized exchange gain on translation of functional currency to reporting currency	14,918	1,658
Other comprehensive income	7,962	3,415
Comprehensive income	$15,449	$15,016

SILVERCORP METALS INC.

Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended June 30,
	2009	2008
Cash provided by (used for)
Operating activities
Net income for the period	$7,487	$11,601
Add (deduct) items not affecting cash :
Accretion of asset retirement obligations	30	19
Amortization	1,131	1,568
Equity investment loss	82	205
Future income tax recovery	(186)	(153)
Impairment charges and bad debt	777	-
Loss on disposal of property, plant, and equipment	256	10
Non-controlling interests	2,680	4,211
Stock-based compensation	391	567
Unrealized foreign exchange gain	(1,516)	-
	11,132	18,028
Net change in non-cash working capital
Accounts receivable and prepaids	139	(5,656)
Inventory	(950)	(2,025)
Restricted cash	726	-
Accounts payable and accrued liabilities	387	15,324
Income tax payable	(2,335)	(359)
Deposits received	1,286	(241)
Cash provided by operating activities	10,385	25,071

Investing activities
Acquisition of mineral rights and properties	(2,173)	(31,477)
Acquisition of property, plant, and equipment	(389)	(3,830)
Decrease in short term investments	4,053	5,063
Decrease (increase) in long term prepaids	(420)	2,957
Proceeds from disposal of property, plant, and equipment	-	157
Cash provided by (used in) investing activities	1,071	(27,130)

Financing activities
Repayment from (advance to) related parties	(21)	108
Bank loans	2,928	-
Repayment of bankers acceptance	(658)	-
Cash dividends distributed	(2,770)	-
Share subscriptions for cash, net of commission and expenses	-	21
Shares returned to treasury for cancellation	-	(4,655)
Cash used in financing activities	(521)	(4,526)

Effect of exchange rate changes on cash and cash equivalents	1,339	2,084

Increased (decrease) in cash and cash equivalents	12,274	(4,501)

Cash and cash equivalents, beginning of period	41,470	47,093

Cash and cash equivalents, end of period	$53,744	$42,592
Supplemental information:
Interest paid	$2	$-
Income tax paid	$3,977	$2,040

Non-cash investing activities:
Common shares issued for mineral rights and properties	$-	$36,484

SILVERCORP METALS INC.

Unaudited Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of U.S. dollars, except for numbers of shares figures)

	Share Capital
					Accumulated
					other	Retained	Total
	Number of		Contributed		comprehensive	earnings	shareholders'
	shares	Amount	surplus	Reserves	income (loss)	(deficit)	equity
Balance, March 31, 2008	149,416,476	$78,334	$1,722	$2,078	$14,122	$52,736	$148,992
Options exercised	4,482	22	-	-	-	-	22
Shares issued for property	4,532,543	36,485	-	-	-	-	36,485
Financing	10,000,000	24,205					24,205
Net of shares issuance costs		(1,570)	-	-	-	-	(1,570)
Cancellation of shares under normal course issuer bid	(2,366,500)	(1,885)	(47)	-	-	(7,542)	(9,474)
Value of options transferred upon exercised	-	13	(13)	-	-	-	-
Stock based compensation	-	-	2,102	-	-	-	2,102
Unrealized loss on available for sale securities	-	-	-	-	(155)	-	(155)
Appropriation to reserves	-	-	-	29,815	-	(29,815)	-
Cash dividends declared and distributed	-	-	-	-	-	(8,030)	(8,030)
Loss of the year	-	-	-	-	-	(15,997)	(15,997)
Unrealized gain on translation of self-sustaining operation	-	-		-	11,270	-	11,270
Unrealized loss on translation of functional currency to reporting currency	-	-	-	-	(35,404)	-	(35,404)
Balance, March 31, 2009	161,587,001	135,604	3,764	31,893	(10,167)	(8,648)	152,446
Stock based compensation	-	-	391	-	-	-	391
Reclassification adjustments of unrealized loss due to impairment of available-for-sale securities (net of tax)	-	-	-	-	195	-	195
Cash dividends declared and distributed	-	-	-	-	-	(2,770)	(2,770)
Earnings of the period	-	-	-	-	-	7,487	7,487
Unrealized loss on translation of self-sustaining operation	-	-	-	-	(7,151)	-	(7,151)
Unrealized gain on translation of functional currency to reporting currency	-	-	-	-	14,918	-	14,918
Balance, June 30, 2009	161,587,001	$135,604	$4,155	$31,893	$(2,205)	$(3,931)	$165,516

SILVERCORP METALS INC.

Mining Data

The following table summarizes historical operating information for each mine and consolidated totals for the quarter ended June 30, 2008:

Q1 Fiscal 2010	Three months ended June 30, 2009
	YING	HPG	TLP	LM	Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	3,773	107	5	-	3,885
Stockpiled Ores (tonne)	82,475	9,463	4,184	3,916	100,038
	86,248	9,570	4,189	3,916	103,923

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	3,773	107	5	-	3,885
Ores Milled (tonne)	77,330	7,407	645	473	85,855
	81,103	7,514	650	473	89,740

Mining cost per tonne of ore mined ($)	52.70	35.67	61.50	91.50	52.95
Cash mining cost per tonne of ore mined ($)	42.27	33.34	57.72	83.20	43.61
Non cash mining cost per tonne of ore mined ($)	10.43	2.33	3.78	8.30	9.34

Unit shipping costs	3.55	3.56	2.72	2.72	3.49

Milling cost per tonne of ore milled ($)	11.74	14.31	15.11	14.25	12.01
Cash milling cost per tonne of ore milled ($)	10.84	13.35	14.01	13.15	11.09
Non cash milling cost per tonne of ore milled ($)	0.90	0.96	1.10	1.10	0.92

Average Production Cost
Silver ($ per ounce)	2.52	4.03	1.57	4.97	2.59
Gold ($ per ounce)	114.46	273.17	-	-	149.67
Lead ($ per pound)	0.14	0.22	0.10	0.30	0.15
Zinc ($ per pound)	0.12	0.19	-	-	0.12

Total production cost per ounce of Silver ($)	(4.19)	(9.79)	(4.86)	2.83	(4.29)
Total cash cost per ounce of Silver ($)	(5.00)	(10.04)	(5.24)	2.26	(5.09)

Total Recovery of the Run of Mine Ores
Silver (%)	93.3	86.7	89.9	89.7	89.0
Lead (%)	96.5	95.9	94.5	66.7	93.5
Zinc ( %)	76.3	75.4	-	-	71.0

Head Grades of Run of Mine Ores
Silver (gram/tonne)	488.1	141.2	78.7	432.1	455.8
Lead (%)	9.1	6.5	5.9	6.8	8.8
Zinc (%)	3.1	1.3	-	-	2.9

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,134	28	7	6	1,175
Gold (in thousands of ounce)	0.1	0.2	-	-	0.3
Lead (in thousands of pound)	15,017	883	97	46	16,043
Zinc (in thousands of pound)	3,579	156	-	-	3,736
Metal Sales
Silver ($)	11,228	277	66	53	11,624
Gold ($)	58	113	-	-	171
Lead ($)	8,489	482	55	26	9,051
Zinc ($)	1,652	73	-	-	1,725
	21,427	945	121	79	22,571
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	9.90	9.83	9.04	9.20	9.89
Gold ($ per ounce)	450.03	666.10	-	-	572.50
Lead ($ per pound)	0.57	0.55	0.57	0.56	0.56
Zinc ($ per pound)	0.46	0.47	-	-	0.46

SILVERCORP METALS INC.

Mining Data

The following table summarizes historical operating information for each mine and consolidated totals for the quarter ended June 30, 2008:

Q1 Fiscal 2009	Three months ended June 30, 2008
	YING	HPG	TLP	LM	Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	3,071	193	53	71	3,388
Stockpiled Ores (tonne)	77,567	15,330	25,193	14,466	132,556
	80,638	15,523	25,246	14,537	135,944

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	3,071	193	53	71	3,388
Ores Milled (tonne)	74,691	13,163	23,404	11,516	122,774
	77,762	13,356	23,457	11,587	126,162

Mining cost per tonne of ore mined ($)	63.91	76.94	64.54	138.14	73.45
Cash mining cost per tonne of ore mined ($)	53.11	42.1	58.79	94.56	57.34
Non cash mining cost per tonne of ore mined ($)	10.80	34.84	5.75	43.58	16.11

Unit shipping costs	3.46	4.27	2.15	4.47	3.39

Milling cost per tonne of ore milled ($)	11.30	12.79	16.10	22.18	13.39
Cash milling cost per tonne of ore milled ($)	10.41	10.55	14.97	22.18	12.39
Non cash milling cost per tonne of ore milled ($)	0.89	2.24	1.14	-	1.00

Average Production Cost
Silver ($ per ounce)	3.28	7.72	9.48	7.22	4.29
Gold ($ per ounce)	98.36	462.92	361.47	379.68	203.72
Lead ($ per pound)	0.21	0.46	0.57	0.45	0.27
Zinc ($ per pound)	0.13	0.28	-	-	0.17

Total production cost per ounce of Silver ($)	(7.28)	(7.74)	(1.73)	10.90	(5.37)
Total cash cost per ounce of Silver ($)	(7.42)	(15.68)	(3.55)	7.53	(6.79)

Total Recovery of the Run of Mine Ores
Silver (%)	90.7	83.8	82.3	87.6	89.0
Lead (%)	95.9	93.7	-	84.4	93.5
Zinc ( %)	72.0	66.4	77.9	-	71.0

Head Grades of Run of Mine Ores
Silver (gram/tonne)	396.0	248.3	183.0	305.4	331.3
Lead (%)	6.7	9.7	2.7	2.0	5.7
Zinc (%)	3.3	0.6	-	-	2.0

Sales Data
Metal Sales
Silver (in thousands of ounce)	889	72	79	66	1,106
Gold (in thousands of ounce)	-	1	-	-	1
Lead (in thousands of pound)	11,250	2,023	829	327	14,428
Zinc (in thousands of pound)	4,062	103	-	-	4,165
Metal Sales
Silver ($)	12,405	1,012	1,073	916	15,407
Gold ($)	17	317	12	2	347
Lead ($)	10,039	1,824	681	281	12,825
Zinc ($)	2,233	47	-	-	2,280
	24,694	3,200	1,766	1,199	30,859
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.95	14.09	13.52	13.90	13.93
Gold ($ per ounce)	417.95	699.96	427.94	402.43	661.24
Lead ($ per pound)	0.89	0.90	0.82	0.86	0.89
Zinc ($ per pound)	0.55	0.46	-	-	0.55